UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 7, 2010**

Cardo Medical, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-21419**	**23-2753988**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9701 Wilshire Blvd, Suite 1100

Beverly Hills, California   **90212**
(Address of principal executive offices)   (Zip Code)

(310) 274-2036
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02   **Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On October 7, 2010, Chief Executive Officer, Andrew Brooks, M.D. and President and Chief Operating Officer, Michael Kvitnitsky, agreed to forego their salaries for the foreseeable future.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDO MEDICAL, INC.

By: /s/ Andrew A. Brooks
     Andrew A. Brooks
     Chief Executive Officer

Dated: October 14, 2010